UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	001-16443, 333-64879, 333-101155

MS Structured Asset Corp.

(Exact name of registrant as specified in its charter)

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1585 Broadway, New York, New York 10036, (212) 761-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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SATURNS Altria Group Inc. Debenture Backed Series 2003-9 Callable Units

SATURNS Altria Group Inc. Debenture Backed Series 2003-16 Class A Callable Units

(Title of each class of securities covered by this Form)

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SATURNS Cummins Engine Company Debenture Backed Series 2001-4 9.25% Callable Units

SATURNS Bank of America Debenture Backed Series 2001-6 7.25% Callable Units

SATURNS DPL Capital Security Backed Series 2002-3 Class A Callable Units

SATURNS DPL Capital Security Backed Series 2002-4 Class A Callable Units

SATURNS DPL Capital Security Backed Series 2002-7 Class A Callable Units

SATURNS AIG Capital Security Backed Series 2002-11 Class A Callable Units

SATURNS GE Global Debenture Backed Series 2002-14 Callable Units

SATURNS Goodrich Corp. Debenture Backed Series 2002-15 Callable Units

SATURNS Sprint Capital Debenture Backed Series 2003-2 Callable Units

SATURNS Aon Capital Security Backed Series 2003-3 Class A Callable Units

SATURNS Dow Chemical Company Debenture Backed Series 2003-4 Callable Units

SATURNS Ford Motor Company Debenture Backed Series 2003-5 Callable Units

SATURNS Goldman Sachs Group Debenture Backed Series 2003-6 Callable Units

SATURNS The May Department Stores Company Debenture Backed Series 2003-7 Callable Units

SATURNS The Hertz Corporation Debenture Backed Series 2003-8 Callable Units

SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2003-11 Callable Units

SATURNS DaimlerChrysler North America Holding Corp. Debenture Backed Series 2003-12 Callable Units

SATURNS CSFB USA Debenture Backed Series 2003-13 Callable Units

SATURNS The Hertz Corporation Debenture Backed Series 2003-15 Class A Callable Units

SATURNS CBT Series 2003-1 Units

SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class A Callable Units

SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class B Interest Only Amortizing Callable Units

SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2004-2 Class A Callable Units

SATURNS Goldman Capital I Capital Security Backed Series 2004-4 Class A Callable Units

SATURNS Goldman Sachs Capital I Capital Security Backed Series 2004-6 Class A Callable Units

SATURNS Goldman Sachs Capital I Capital Security Backed Series 2005-1 Class A Callable Units

SATURNS Aon Capital Security Backed Series 2005-2 Class A Callable Units

SATURNS Limited Brands Debenture Backed Series 2005-3 Callable Units

TILES JPMorgan Chase Capital XVII Capital Security Backed Series 2005-1 Treasury Index Linked Trust Units

TILES Goldman Sachs Capital I Backed Series 2006-1 Treasury Index Linked Trust Units

SATURNS Tribune Company Backed Series 2006-1 Class A Callable Units

SATURNS Cummins Engine Company Backed Series 2006-2 Callable Units

SATURNS J. C. Penney Company, Inc. Debenture Backed Series 2007-1 Class A Callable Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii ) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐
Approximate number of holders of record as of the certification or notice date: --0--

Explanatory Note: The purpose of this Amendment No. 1 is to correct the list of titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains by deleting the SATURNS Verizon Global Funding Debenture Backed Series 2002-9 Callable Units and the SATURNS CSFB USA Debenture Backed Series 2002-10 Callable Units, both for which a Form 15 Suspension of duty to file reports under Sections 13 and 15(d) was filed on January 30, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934 MS Structured Asset Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2008	By: /s/ Madhu Philips Name: Madhu Philips Title: Vice President

Instruction: This form is required by Rules 12g-4, l2h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.